UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
ATI Forgings and Castings Savings and Deferral Plan
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ATI Forgings and Castings Savings and Deferral Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Schenck SC
Certified Public Accountants
Milwaukee, Wisconsin
June 12, 2014

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31
	2013	2012
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$56,336,428	$48,900,344
Interest in registered investment companies	294,032	61,017
Total investments at fair value	56,630,460	48,961,361
Notes receivable from participants	1,338,487	1,148,925
Employer contribution receivable	122,226	104,630
Employee contributions receivable	—	93,896
Accrued Interest	—	405
	1,460,713	1,347,856
Net assets available reflecting investments at fair value	58,091,173	50,309,217
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(122,758)	(161,960)
Net assets available for benefits	$57,968,415	$50,147,257
See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Year Ended
December 31, 2013
Contributions:
Employee	$3,603,401
Employer	1,364,897
Rollovers	508,385
Total contributions	5,476,683
Interest income on notes receivable from participants	62,796
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	8,279,617
Net loss from interest in registered investment companies	(27,443)
Other income	6,200
Total investment income	8,258,374
13,797,853
Distributions to participants	(5,976,045)
Fees	(650)
(5,976,695)
Net increase in net assets available for benefits	7,821,158
Net assets available for benefits at beginning of year	50,147,257
Net assets available for benefits at end of year	$57,968,415
See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Notes to Financial Statements
December 31, 2013
Note 1. Description of the Plan
The ATI Forgings and Castings Savings and Deferral Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan includes participating employers of the controlled group which includes salaried employees located at the Cudahy Forging Division of ATI Ladish LLC, ATI Ladish Machining, Inc., Pacific Cast Technologies, Inc., Chen-Tech Industries Inc., and Valley Machining, Inc. (collectively known as the Company). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
The Plan is a prototype defined contribution plan established by Bank of America, N.A. under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees completing one hour of service are eligible to participate.
Individual accounts are maintained for each participant, reflecting the participant’s before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan’s income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant’s accounts to the total market value of all accounts.
Amounts up to 80% of a participant’s compensation, as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions for each period, subject to limitations imposed by the Code ($17,500 for calendar year 2013). Catch up contributions of $5,500 were available to participants 50 years or older in 2013. Participants are allowed to rollover existing qualified retirement funds into the Plan.
The Company provides nondiscretionary contributions in amounts up to 50% of the first 8% of participants’ compensation contributed as an elective deferral calculated per payroll period.

The balance in a participant’s account relating to Company contributions and associated earnings generally becomes 20% vested each year of credited service and such vesting increases ratably to 100% after five years. In the event of termination prior to 100% vesting, the non-vested portion is forfeited. Forfeitures are used to to reduce future Company contributions. Employees are 100% vested in their contributions and associated earnings at all times.
A participant may borrow the lesser of $50,000 or 50% of his or her account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months for general purpose loans and up to 180 months for residential loans. The interest rate is determined at the issuance of the loans at a rate equivalent to prevailing interest rates charged by a professional lender and is fixed over the life of the note. The interest rates on outstanding loans at December 31, 2013, ranged from 3.25% to 10.50%.
Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. After age 59 1/2, a participant may withdraw the vested portion of this account.
Participants with account balances greater than $1,000 are not required to take a distribution upon termination. Participants making hardship withdrawals are not permitted to contribute to the Plan for 12 months after the date of the hardship withdrawal.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions of account balances are made as lump-sum payments.
All expenses incurred in the administration of the Plan, including those charged by the Plan's trustee, Mercer Trust Company, are paid by the Plan, except as paid for or reimbursed by the Company.

Note 2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.
Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2013 or 2012. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Note 3. Investments
Certain assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan’s interest in the net assets of the Master Trust was approximately 6% at December 31, 2013 and 2012. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.
The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2013 and 2012 was as follows:

	2013	2012
Synthetic investment contracts	4%	1%
Registered investment companies	9%	10%
Common collective trusts	5%	7%
Guaranteed investment contracts	4%	1%
Corporate common stock	1%	<1%

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2013 and 2012:

	2013	2012
Common collective trusts	$412,878,005	$323,922,840
Registered investment companies	288,684,301	232,490,850
Synthetic investment contracts (a)	177,723,536	184,046,579
Corporate common stock	78,694,750	66,692,496
Guaranteed investment contracts	41,571,159	39,622,255
Total investments held by the Master Trust at fair value	$999,551,751	$846,775,020

(a)
This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts and 3% asset-backed securities in 2013, and approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts and 4% asset-backed securities in 2012.

Investment income attributable to the Master Trust for the year ended December 31, 2013 was as follows:

Net appreciation in fair value of investments:
Common collective trusts	$66,682,495
Synthetic investment contracts	3,520,061
Guaranteed investment contracts	677,379
Registered investment companies	59,371,131
Corporate common stocks	13,291,253
Net appreciation in fair value of investments	143,542,319
Expenses
Administrative expenses and other, net	(1,354,893)
Total investment gain	$142,187,426
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, and actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration”. A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the Master Trust for 2013 and 2012 were as follows:

	2013	2012
Based on actual earnings	2.02%	2.34%
Based on interest rate credited to participants	1.79%	2.11%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
Note 4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, where NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•
Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•
Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments of the Master Trust at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2013 and 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.
Master Trust assets measured at fair value on a recurring basis:

December 31, 2013	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$412,878,005	$412,878,005
Interest in registered investment companies (b)	288,684,301	—	288,684,301
Interest in synthetic investment contracts (c)	—	177,723,536	177,723,536
Corporate common stock (d)	78,694,750	—	78,694,750
Interest in guaranteed investment contracts	—	41,571,159	41,571,159
	$367,379,051	$632,172,700	$999,551,751

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255
	$299,183,346	$547,591,674	$846,775,020

(a) This class includes approximately 4% fixed income funds, 15% equity funds and 81% target dated funds in 2013, and approximately 9% fixed income funds, 13% equity funds and 78% target dated funds in 2012. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
(b) This class includes approximately 54% U.S. equity funds, 13% non-U.S. equity funds and 33% fixed income funds in 2013, and approximately 46% U.S. equity funds, 13% non-U.S. equity funds and 41% fixed income funds in 2012.
(c) This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts and 3% asset-backed securities in 2013, and approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts and 4% asset-backed securities in 2012. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
(d) Comprised of ATI common stock.

In addition to the Plan’s investments in the Master Trust the Plan holds $294,032 and $61,017 in self-directed accounts as of December 31, 2013 and 2012, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
Note 5. Income Tax Status
The Plan (originally, the Pacific Cast Technologies, Inc. Savings and Deferral Plan), adopted a prototype defined contribution plan (prototype plan) administered by the Trustee. The Internal Revenue Service has determined and informed the Trustee by a letter dated March 31, 2008, that the prototype plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator has not requested a separate opinion letter from the IRS for the Plan since the prototype plan was amended in 2010 to comply with tax law changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001 and related legislation. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and operated in compliance with the prototype plan and the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2010.
Note 6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
EIN: 25-1792394 Plan: 022
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2013

Description	Current Value
Participant loans* (3.25% to 10.50%, with maturities through 2028)	$1,338,487
Registered investment companies:
Self-directed accounts:
Direxion Funds Monthly Small Cap Bear 2X	$24,719
Managers Real Estate Security Fund	30,773
Hussman Invt Tr Strategic Growth Fund	57,256
TD America Money Market Portfolio	7,684
AQR Managed Futures	35,870
Artisan Value Fund Inv	24,269
Vanguard Dividend Growth Investor Fund	2,156
FPA - Crescent Portfolio	30,253
Loomis Sayles BOnd Fund Retail Cl	21,758
Merger Fd Sh Ben Int	17,663
Cohen & Steers Rlty Shs Inc COm	21,469
PIMCO Funds Commodity/Real Estate Strat Fd D	20,162
Total Self-directed accounts	$294,032

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Date:	June 12, 2014	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)